UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-123

A. Full Title of Plan: Lenox Savings Plan for Collectively Bargained Employees

B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Brown-Forman Corporation

850 Dixie Highway

Louisville, Kentucky 40210

I N D E X

Pages
Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2004 and 2003	3

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and 2003	4

Notes to Financial Statements	5-9

Supplemental Schedule:

Schedule of Assets (Held at End of Year), December 31, 2004	10

Signatures	11

Consent of Independent Registered Public Accounting Firm	12
Consent of PricewaterhouseCoopers LLP

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Lenox Savings Plan for Collectively
     Bargained Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lenox Savings Plan for Collectively Bargained Employees (the Plan) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louisville, Kentucky
June 24, 2005

Lenox Savings Plan for Collectively Bargained Employees
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	Participant Directed
	2004	2003
Investments, at fair value:
Mutual funds	$3,407,749	$2,984,515
Common collective trust fund	181,399	176,318
Brown-Forman Corporation Class B common stock	59,449	36,911

	3,648,597	3,197,744
Employers’ contributions receivable	14,512	19,306
Employees’ contributions receivable	20,441	40,511

Net assets available for benefits	$3,683,550	$3,257,561

The accompanying notes are an integral part of the financial statements.

Lenox Savings Plan for Collectively Bargained Employees
Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2004 and 2003

	Participant Directed
	2004	2003
Additions:
Contributions:
Employer	$66,057	$70,757
Employee	334,566	408,356

	400,623	479,113
Interest income	8,411	8,893
Dividend income	33,442	29,808
Net appreciation in fair value of investments	301,399	571,776

Total additions	743,875	1,089,590

Deductions:
Withdrawals by participants	317,369	557,236
Administrative expenses	517	621
Net transfers to other plans	—	11,044
Total deductions	317,886	568,901

Net increase	425,989	520,689
Net assets available for benefits:
Beginning of year	3,257,561	2,736,872

End of year	$3,683,550	$3,257,561

The accompanying notes are an integral part of the financial statements.

Lenox Savings Plan for Collectively Bargained Employees

Notes to Financial Statements

1.	Description of Plan:

The sponsor of the Lenox Savings Plan for Collectively Bargained Employees (the Plan), Brown-Forman Corporation (the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor’s operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage and, through the Lenox, Incorporated division, the manufacture and sale of china, crystal and silver.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

a.	General: The Plan is a defined contribution plan covering substantially all union hourly employees of Lenox, Incorporated (the Company) and, all hourly employees of Gorham, Inc. who are members of the United Steelworkers of America, AFL-CIO, Local 16031. An employee becomes eligible to participate in the Plan, including receipt of company matching contributions, after the completion of twelve consecutive months of employment, provided the employee works a minimum of 1,000 hours within the twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

b.	Contributions: Employees may contribute to the Plan an amount of not less than 2% nor more than 15% of their annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation for the 2004 calendar year, currently $13,000. New employees may transfer assets from their former employers’ qualified plans to the Plan, but cannot make any further contributions to the Plan until they meet the eligibility requirements to participate in the Plan.

The Company’s matching contribution is equal to 25% of the first 5% of the participant’s annual compensation (6% of the participant’s annual compensation effective October 1, 2005). The Company did not make matching contributions for those participants who are members of the United Steelworkers of America, AFL-CIO, Local 16031.

Lenox Savings Plan for Collectively Bargained Employees
Notes to Financial Statements, Continued

1.	Description of Plan, continued:

b.	Contributions, continued: Each participant’s account is credited with the participant’s contribution on a monthly basis, and effective November 15, 2004, on a semi-monthly basis, and an allocation of (i) the Company’s contribution on a quarterly basis, and (ii) plan earnings on a daily basis. Allocations are based on the participants’ contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Plan, credited to a participant’s account in a plan year may not exceed the lesser of (i) $40,000, or (ii) 100% of the participant’s compensation in the plan year. Additional maximum limits exist if the employee participates in a qualified defined benefit pension plan maintained by the Company. Forfeited balances of terminated participants’ nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future company contributions. The forfeited balances totalled $3 and $3 for 2004 and 2003, respectively. In 2004 and 2003, no forfeited balances were used to reinstate previously forfeited account balances of re-employed participants or reduce company contributions.

Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers several different investment choices, including mutual funds, a money market portfolio, a common collective trust fund, and a Brown-Forman Stock Fund to participants.

c.	Vesting: Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company’s contribution is 25% per year of continuous service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability.

d.	Withdrawals: Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account (IRA), or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is less than $5,000, a lump-sum distribution will be made. Effective March 28, 2005, if the vested account balance is $1,000 or less, an automatic lump sum distribution will be made. If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA with Fidelity Management Trust Company (Fidelity), the trustee and record keeper as defined by the Plan. In the event of death, the participant’s beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. A participant may also withdraw vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. The participant’s contribution shall be suspended for six months after the receipt of a hardship distribution.

Lenox Savings Plan for Collectively Bargained Employees
Notes to Financial Statements, Continued

2.	Summary of Significant Accounting Policies:

a.	Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

b.	Valuation of Investments: The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and common collective trust fund are valued at the net asset value of shares held by the Plan at year end. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price, and a cash component.

The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

c.	Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

d.	Payment of Benefits: Benefits are recorded when paid.

3.	Investments:

The Plan’s investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan’s net assets are separately identified.

Lenox Savings Plan for Collectively Bargained Employees
Notes to Financial Statements, Continued

3.	Investments, continued:

	December 31,
	2004		2003
	Number of		Number of
	Shares, Units		Shares, Units
	or Principal		or Principal
	Amount	Fair Value	Amount	Fair Value
Investments at fair value:
PBHG Growth Fund	—	—	13,535	$241,066
Janus Worldwide Fund	—	—	12,527	495,316
Fidelity Magellan Fund	5,404	$560,850	5,484	535,975
Fidelity Equity-Income Fund	11,560	610,126	10,571	525,897
Fidelity Growth Company Fund	10,608	594,802	9,833	492,342
Fidelity Asset Manager	21,685	351,506	21,171	333,662
Fidelity Low Priced Stock Fund	7,484	301,219	—	—
Fidelity Diversifed Intl	19,404	555,742	—	—
Fidelity Retirement Money Market Portfolio	—	—	165,508	165,508
Managed Income Portfolio	—	—	176,318	176,318
Other investments	369,101	674,352	17,114	231,660

		$3,648,597		$3,197,744

During 2004 and 2003, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

	2004	2003
Mutual funds	$299,282	$560,589
Brown-Forman Corporation Class B Common Stock	2,117	11,187

	$301,399	$571,776

4.	Tax Status:

The Internal Revenue Service has determined, and informed the Company by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Lenox Savings Plan for Collectively Bargained Employees
Notes to Financial Statements, Continued

5.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.	Related Party Transactions:

Certain plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain administrative costs incurred by the Plan are paid by the Company. Administrative expenses of $517 and $621 in 2004 and 2003, respectively, were allocated to participants’ accounts.

Certain participants of the Plan transferred their participation to other defined contribution plans sponsored by the Sponsor. As a result, $11,044 of related plan assets was transferred from the Plan for the year ending December 31, 2003. No transfers occurred for the year ending December 31, 2004.

Certain plan investments are units of Brown-Forman Corporation Class B stock. Therefore, these transactions qualify as related party transactions. For the years ending December 31, 2004 and 2003, 1,499 units were purchased for $23,289 and 1,226 units were purchased for $15,515, respectively. For the years ending December 31, 2004 and 2003, 180 units were sold for $2,870 and 1,146 units were sold for $14,919, respectively. Dividends of $802 and $674 were received on Company units for the years ending December 31, 2004 and 2003, respectively.

7.	Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Lenox Savings Plan for Collectively Bargained Employees
Plan #017 EIN #21-0498476
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

		Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor or Similar Party	Collateral, Par or Maturity Value		Value
	Janus Enterprise Fund	1,482	Mutual fund shares	$55,760
	PIMCO Total Return Fund	13,778	Mutual fund shares	147,020
	Royce Low Priced Stock Fund	503	Mutual fund shares	7,712
*	Fidelity Magellan Fund	5,404	Mutual fund shares	560,850
*	Fidelity Equity-Income Fund	11,560	Mutual fund shares	610,126
*	Fidelity Growth Company Fund	10,608	Mutual fund shares	594,802
*	Fidelity Asset Manager	21,685	Mutual fund shares	351,506
*	Fidelity Low Priced Stock Fund	7,484	Mutual fund shares	301,219
*	Fidelity Diversifed Intl	19,404	Mutual fund shares	555,742
*	Fidelity Freedom 2010	28	Mutual fund shares	382
*	Fidelity Freedom 2020	364	Mutual fund shares	5,087
*	Fidelity Freedom 2030	42	Mutual fund shares	589
*	Fidelity Freedom 2015	1,925	Mutual fund shares	21,274
*	Fidelity Freedom 2035	183	Mutual fund shares	2,094
*	Fidelity Retirement Money
	Market Portfolio	164,999	Mutual fund shares	164,999
*	Managed Income Portfolio	181,399	Common collective trust fund units,
			variable rate and maturity	181,399
*	Spartan U.S. Equity Index Fund	667	Mutual fund shares	28,587
*	Brown-Forman Corporation	3,729	Class B common stock fund units	59,449

				$3,648,597

*	Party-in-interest to the Plan

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Lenox Savings Plan for Collectively Bargained Employees has duly caused this report to be signed by the undersigned thereunto duly authorized.

LENOX SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES

BY:

_________________________________
Bruce Cote
Member, Employee Benefits Committee
(Plan Administrator)
Vice President, Director
HR Employee Services
Brown-Forman Corporation

June 24, 2005